EXHIBIT 1

                 [LETTERHEAD OF NORTH AMERICAN PALLADIUM LTD.]

--------------------------------------------------------------------------------
For Immediate Release                                               News Release
May 10, 2006                                            Trading Symbol TSE - PDL
                                                                      AMEX - PAL

                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                      FIRST QUARTER 2006 FINANCIAL RESULTS


                                   HIGHLIGHTS

- REVENUES FOR Q1 2006 INCREASE 20% OVER Q1 2005 TO $31.5 MILLION OWING TO SIGNIFICANTLY HIGHER COMMODITY PRICES

- PALLADIUM PRICE REALIZED FOR Q1 2006 OF US$330 PER OZ VERSUS AN AVERAGE OF US$224 PER OZ IN Q1 2005

- EXPLORATION ON ARCTIC PLATINUM PROJECT IN FINLAND UNDERWAY WITH $1.4 MILLION SPENT DURING THE QUARTER

- NET LOSS FOR THE QUARTER REDUCED TO $4.1 MILLION ($0.08 PER SHARE) COMPARED TO $7.7 MILLION ($0.15 PER SHARE) IN Q1 2005 AND $11.0 MILLION ($0.21 PER SHARE) IN Q4 2005

- CASH COST PER UNIT, NET OF BY-PRODUCT METAL, WAS US$329 PER OZ VERSUS US$253 PER OZ IN Q1 2005 AND US$417 PER OZ IN Q4 2005

-       UNDERGROUND MINE ACHIEVES COMMERCIAL PRODUCTION

- 2006 PALLADIUM PRODUCTION OUTLOOK POSITIVE AS UNDERGROUND AND OPEN-PIT OPERATIONS BEING COMBINED

- CLOSING OF FIRST TRANCHE OF PRIVATE PLACEMENT CONVERTIBLE NOTES FOR GROSS PROCEEDS OF US$35 MILLION

     This news release contains forward-looking statements. Reference should be made to "Forward-looking Statements" at the end of this news release.


    RESULTS OF OPERATIONS
    ---------------------

The Company realized a net loss for the three months ended March 31, 2006 of $4,141,000 ($0.08 per share) on revenues of $31,492,000, a reduction from the net loss for the corresponding quarter of 2005 of $7,736,000 ($0.15 per share) on revenues of $26,206,000 and the fourth quarter's net loss of $11,037,000 ($0.21 per share). The improvement in financial performance is chiefly a result of increased revenue realized from higher average prices for palladium and all by-product metals during the quarter.

Despite a decrease in palladium and by-product metal production in the first quarter of 2006 from the corresponding period in 2005, the strengthening metals markets yielded an increase in revenue, as palladium revenue was recognized at US$330 per ounce. Revenues from by-product metal production similarly increased due to higher metal prices. This compares to palladium revenues in the first quarter of 2005 which were recorded at an average price of US$224 per ounce, comprising the quoted market price for the quarter of US$199 per oz. and 6,405 oz. at the floor price of US$325 under the then existing palladium sales contract. Currently, the Company remains highly levered to rising commodity prices with no hedging in place on its production.

SELECTED QUARTERLY RESULTS
-----------------------------------------------------------------------------------------------------
($000's) except per share amounts                             2005                              2006
----------------------------------------     ------------------------------------------        -------
                                               Q1         Q2          Q3           Q4           Q1
                                             ------     -------    -------      -------        ------
Revenue from metal sales                     26,206      23,544     17,247       25,609        31,492
Net loss                                     (7,736)    (15,228)   (19,610)     (11,037)       (4,141)

Net loss per share - basic                    (0.15)      (0.29)     (0.37)       (0.21)        (0.08)

Basic net loss per share - fd                 (0.15)      (0.29)     (0.38)       (0.21)        (0.08)
---------------------------------------- ----------- ---------- ------------ ------------ ------------

Production for the first quarter of 2006 was 47,015 ounces of palladium (which includes 9,004 ounces of pre-production from the underground mine) with an average palladium head grade of 1.79 g/t. During this quarter, the mill processed 1,125,710 tonnes of ore for an average of 12,508 tonnes per day, at a recovery rate of 72.7%. This was an improvement over the fourth quarter's palladium production of 36,833 ounces but below the previous year's production of 52,572 ounces for the corresponding period when mill throughput was 1,156,322 tonnes of ore for an average of 12,848 tonnes per day at a recovery rate of 74.0%. Previously disclosed operating disruptions involving the primary crusher and seepage at the tailings management facility resulted in a decrease in mill throughput. Notwithstanding these disruptions, mill availability during the first quarter of 2006 of 86% was in line with that for the comparable period in 2005 and an improvement over the 81% during the fourth quarter.

In the first quarter of 2006, the underground development was completed with commercial production being achieved as of March 31, 2006. During the quarter, 103,545 tonnes of ore was extracted from the underground mine, with 89,387 tonnes being processed by the mill at an average grade of 3.90 grams per tonne, producing 9,004 ounces of palladium using the average recovery rate of 72.7% achieved by the mill for the quarter. In addition, the underground operations produced 555 ounces of platinum, 685 ounces of gold, 138,702 pounds of copper and 63,279 pounds of nickel. As required under Canadian GAAP, revenue from the first quarter's underground mine production (the pre-production period), net of associated production costs, has been recorded as a reduction in the underground development costs and has not been recognized as revenue in the quarter. Beginning in April, 2006, production from the underground mine will be included in the calculation of earnings and the associated development costs will be amortized over the expected life of the underground mine.

PRODUCTION STATISTICS


                                                         FIRST QUARTER
                                                            MARCH 31
                                                        2006*       2005
                                                     ---------   ---------
      PALLADIUM (OZ)                                    47,015      52,572
      Payable Palladium (oz)                            42,784      47,924
      Platinum (oz)                                      4,698       5,382
      Gold (oz)                                          3,615       4,131
      Copper (lbs)                                   1,213,394   1,562,040
      Nickel (lbs)                                     616,037     778,200
      --------------------------------------------   ---------   ---------
      Ore Tonnes Milled                              1,125,710   1,156,322
      Ore Tonnes Mined - Underground                   103,545        --
      Ore Tonnes Mined - Open Pit                    1,075,597   1,268,875
      Waste Tonnes Mined - Open Pit                  2,366,675   3,341,433
      --------------------------------------------   ---------   ---------
      Waste Strip Ratio                                 2.20:1      2.63:1
      --------------------------------------------   ---------   ---------

* Metal production and tonnes milled includes production from the underground pre-production that has not been recorded as revenue, but offset against the underground capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

Production costs including overheads, but excluding non-cash amortization, were $24,311,000 during the first quarter of 2006, compared to $23,233,000 for the same period in 2005, while unit cash costs to produce palladium (production costs inclusive of overhead and smelter treatment, refining and freight), net of by-product metal revenues and royalties, increased to US$329 per ounce in the first quarter of 2006 over US$253 per ounce for the corresponding period in 2005, but lower than fourth quarter 2005 cash costs per ounce of US$417. The increase in unit cash costs over first quarter 2005 is attributable to the decline in metals production as well as costs incurred during the first quarter of 2006 to resolve operational issues. Operating costs continue to be impacted by upward pressure on costs relating to power, diesel fuel, tires and the strengthening Canadian dollar.

Non-cash amortization decreased to $3,608,000 in the first quarter of 2006 compared to $4,729,000 in the first quarter of 2005, the lower amortization amount attributed to the decrease in palladium production. In addition, in the first quarter of 2006, $1,444,000 of amortization was capitalized to crushed and broken ore and concentrate inventories, compared to nil in the corresponding period of 2005 because of the then low price of palladium.

Other income and expense, which includes interest income and foreign exchange gains and losses, was an expense of $1,397,000 in the first quarter of 2006 compared to $210,000 in the first quarter of 2005. The current year's foreign exchange loss of $281,000 compared to a loss of $64,000 in 2005, relating primarily to the Company's US dollar denominated credit facilities as a result of the temporary weakening of the Canadian dollar at the quarter end. In the first quarter of 2006, the Company incurred interest expense on long-term debt of $695,000 compared to $635,000 in the first quarter of 2005. The increased interest expense in the current year reflects the increase in interest rates year-over-year. During the first quarter, the Company wrote-off the costs associated with its expiring base shelf-prospectus totaling $504,000. Interest income for the first quarter declined to $83,000 from $489,000 in the first quarter of 2005 as a result of a lower average cash position in 2006.

The loss from mining operations was reduced in the first quarter of 2006 to $3,467,000 from $8,991,000 in the corresponding period of 2005. Included in the 2006 results was $1,408,000 spent on exploration at the Arctic Platinum Project in Finland.

    LIQUIDITY AND CAPITAL RESOURCES

Cash used in operations (before changes in non-cash working capital) was $362,000 in the first quarter of 2006, compared to cash used in operations of $3,963,000 in the first quarter of 2005. The improvement in operating cash flow was attributed to the increase in metals prices during the quarter. Changes in non-cash working capital consumed $10,082,000 in the first quarter of 2006 compared to providing $14,873,000 in the first quarter of 2005. Palladium awaiting settlement increased to 72,624 ounces at March 31, 2006 compared to 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement combined with the stronger metal prices resulted in a 32% increase in the value of concentrate awaiting settlement during the first quarter 2006 of $12,039,000. After allowing for non-cash working capital changes, cash used in operations was $10,444,000 in the first quarter of 2006, compared to cash provided of $10,910,000 in the first quarter of 2005.

Investing activities required $7,435,000 of cash in the first quarter of 2006, largely attributable to the ongoing underground mine development which commenced in mid-2004 and reached commercial production as of March 31, 2006. This compares with $6,069,000 of net investing activities in the corresponding period for 2005.

On March 29th, the Company closed the first tranche (Series 1) of a private placement of convertible notes which provided US$35,000,000 in gross proceeds to the Company. The transaction was with two purchasers, Kaiser Francis Oil Company ("KFOC), the Company's largest shareholder, and an institutional investor. The convertible notes bear an interest rate of 6.5% and mature October 1, 2008. The notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares) with attached warrants that can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010. Under the terms of the private placement, the Company has the right to sell to KFOC up to US$13,500,000 principal amount of convertible notes on or before June 30, 2006, the proceeds of which will be used to repay the loan outstanding under the KFOC standby loan facility. The terms of the convertible notes are more fully described in note 6 of the accompanying Financial Statements.

As at March 31, 2006, the Company had cash and cash equivalents of $36,290,000. With the expectation of production improving throughout the year and returning to its historical levels, and the current commodity prices continuing, the Company believes it has sufficient capital resources to fund its operations in 2006.

    MANAGEMENT'S OUTLOOK

With the underground mine having achieved commercial production in April and anticipated to produce an average of 2,000 tonnes per day for the balance of the year, together with open-pit production of 13,000 tonnes per day, 2006 palladium production outlook is positive as the average head grade improves with the blending of underground and open-pit ores. Management is encouraged that the momentum from operational improvements implemented over recent quarters will have a positive impact on mill throughput resulting in lower cash costs for 2006 than that experienced in 2005.

The Company's aggressive exploration program will continue, with approximately $15.0 million being allocated to exploration activities in 2006. The main focus will be on the Arctic Platinum Project in Finland, a joint venture with Gold Fields Limited, where drilling commenced in late February. Results are expected to be incorporated into a re-scoping study that has commenced. The Company will focus on the further definition of the Offset High Grade Zone at Lac des Iles and grassroots projects such as the Shebandowan project near Thunder Bay, Ontario. In addition, the pursuit of quality Nickel/PGM opportunities will be a key focus.

The PGM markets continue to benefit from strong global fundamentals. With increasing palladium usage in the autocatalyst sector, funding for research into alternative energy sources such as fuel cell technology, and the appreciable demand for palladium jewellery, the Company believes that the fundamentals are in place for sustainable strength in palladium prices.

CONFERENCE CALL

The Company will host its first quarter conference call at 8:30 am EDT on Thursday, May 11, 2006. The toll-free conference call dial-in number is 1-800-814-4890 and the local and overseas dial-in number is 416-644-3430. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until May 18, 2006; toll-free at 1-877-289-8525, locally and overseas at 416-640-1917, access code 21188312#.


FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements about our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "expect", "will", "continue", "believe" and other similar expressions are intended to identify forward-looking statements. All such forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario).

It is important to note that: (i) unless otherwise indicated, forward-looking statements indicate our expectations as at May 5, 2006; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices, the integrated operation of the underground mine with the open pit mine are viable operationally and economically and plans for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and for exploration in Finland can proceed as expected. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems and future production. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

--------------------------------------------------------------------------------
NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS AMONG THE LARGEST OPEN PIT, BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE MINE ALSO GENERATES SUBSTANTIAL REVENUE FROM PLATINUM AND BY-PRODUCT METALS INCLUDING NICKEL, GOLD AND COPPER. NAP IS FOCUSED ON EXPANDING ITS PRODUCTION PROFILE THROUGH JOINT VENTURES IN CANADA AND THE ARCTIC PLATINUM PROJECT IN FINLAND. PALLADIUM'S CATALYTIC QUALITIES ARE EXPECTED TO PLAY AN INCREASING ROLE IN THE AUTOMOTIVE INDUSTRY IN RESPONSE TO GROWING CONCERN FOR GLOBAL ENVIRONMENTAL SOLUTIONS, IN FUEL CELL TECHNOLOGY FOR ALTERNATIVE ENERGY SOURCES AND AN EMERGING JEWELLERY MARKET, WHILE CONTINUING TO HAVE WIDESPREAD APPLICATION IN THE DENTAL, ELECTRONICS AND CHEMICAL SECTORS.

For further information contact:
James Excell - President & CEO
Tel: (416) 360-2656        email: jexcell@napalladium.com

Ian MacNeily - Vice President Finance & CFO
Tel:  (416) 360-2650       email: imacneily@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-2652        email: dyoshimatsu@napalladium.com

                          NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                  (expressed in thousands of Canadian dollars)

                                                                     March 31   December 31
                                                                       2006         2005
                                                                    ---------    ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                           $  36,290    $  15,031
Concentrate awaiting settlement, net - Note 2                          49,492       37,453
Inventories                                                             9,864        8,599
Crushed and broken ore stockpiles - Note 3                              6,553        7,267
Other assets                                                            2,077        2,344
                                                                    ---------    ---------
                                                                      104,276       70,694

Mining interests, net                                                 161,873      159,523
Mine restoration deposit - Note 4                                       7,547        7,247
Crushed and broken ore stockpiles - Note 3                                369          239
Deferred financing costs                                                1,316          654
                                                                    ---------    ---------
                                                                    $ 275,381    $ 238,357
                                                                    ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                            $  17,411    $  16,392
Taxes payable                                                             357          386
Future mining tax liability                                               123         --
Current portion of obligations under capital leases                     2,283        2,323
Current portion of long-term debt - Note 5                              6,668        6,664
Kaiser Francis credit facility - Note 5                                15,756       13,407
                                                                    ---------    ---------
                                                                       42,598       39,172

Mine restoration obligation                                             7,974        7,894
Obligations under capital leases                                        5,680        6,218
Long-term debt - Note 5                                                16,004       17,660
Convertible notes payable - Note 6                                     22,490         --
Future mining tax liability                                               311          202
                                                                    ---------    ---------
                                                                       95,057       71,146

SHAREHOLDERS' EQUITY
Common share capital and common share purchase warrants - Note 7
                                                                      331,314      325,592
Equity component of convertible notes payable, net of issue costs        --
Note 6                                                                 11,388         --
Contributed surplus                                                     1,018          874
Deficit                                                              (163,396)    (159,255)
                                                                    ---------    ---------
Total shareholders' equity                                            180,324      167,211
                                                                    ---------    ---------
                                                                    $ 275,381    $ 238,357
                                                                    ---------    ---------

                          NORTH AMERICAN PALLADIUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
     (expressed in thousands of Canadian dollars, except share and per share amounts)
                                   (unaudited)

                                                        Three months
                                                            ended
                                                          March 31
                                                     2006            2005
                                                ------------    ------------
REVENUE FROM METAL SALES - Note 9                     31,492    $     26,206
                                                ------------    ------------
OPERATING EXPENSES
Production costs, excluding amortization
   and asset retirement costs                         24,311          23,233
Smelter treatment, refining and freight costs          2,714           4,673
Amortization                                           3,608           4,729
Administrative                                         2,179           1,595
Exploration expense                                    2,024             843
Asset retirement costs                                   123             124
                                                ------------    ------------
Total operating expenses                              34,959          35,197
                                                ------------    ------------

LOSS FROM MINING OPERATIONS                            3,467           8,991
                                                ------------    ------------

OTHER EXPENSES (INCOME)
Interest on long-term debt                               695             635
Foreign exchange loss (gain)                             281              64
Interest income                                          (83)           (489)
Write-off of deferred financing costs                    504            --
                                                ------------    ------------
Total other expenses (income)                          1,397             210
                                                ------------    ------------

LOSS BEFORE INCOME TAXES                               4,864           9,201
Income tax expense (recovery)                           (723)         (1,465)
                                                ------------    ------------
NET LOSS FOR THE PERIOD                                4,141           7,736

Deficit, beginning of period                         159,255         105,644
                                                ------------    ------------
Deficit, end of                                      163,396    $    113,380
      period
                                                ------------    ------------

Net loss per share
         Basic                                  $       0.08    $       0.15
                                                ------------    ------------
         Diluted                                $       0.08    $       0.15
                                                ------------    ------------

Weighted average number of shares outstanding
         Basic                                    52,214,834      51,741,396
                                                ------------    ------------
         Diluted                                  52,214,834      51,741,396
                                                ------------    ------------

                          NORTH AMERICAN PALLADIUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (expressed in thousands of Canadian dollars)
                                   (unaudited)

                                                         Three months
                                                            ended
                                                           March 31
                                                       2006        2005
                                                     --------    --------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the period                     $ (4,141)   $ (7,736)
Operating items not involving cash
    Future income tax expense (recovery)                 (835)     (1,685)
    Amortization                                        3,608       4,729
    Unrealized foreign exchange gain (loss)               (46)        191
    Asset retirement costs                                123         124
    Write-off of deferred financing costs                 504        --
    Stock based compensation and employee benefits        425         414
                                                     --------    --------
                                                         (362)     (3,963)

Changes in non-cash working capital - Note 8          (10,082)     14,873
                                                     --------    --------
                                                      (10,444)     10,910
                                                     --------    --------
FINANCING ACTIVITIES
Repayment of long-term debt                            (1,670)     (1,724)
Issuance of convertible notes - Note 6                 41,037        --
Increase in long term debt and credit facility          2,311        --
Deferred financing costs                               (2,137)       --
Issuance of common shares                                 475         431
Mine restoration deposit                                 (300)       (300)
Repayment of obligations under capital leases            (578)       (457)
                                                     --------    --------
                                                       39,138       (2050)
                                                     --------    --------
INVESTING ACTIVITIES
Additions to mining interests - Note 8(b)              (7,435)     (6,069)
                                                     --------    --------

Increase in cash and cash equivalents                  21,259       2,791
Cash and cash equivalents, beginning of period         15,031      65,755
                                                     --------    --------
Cash and cash equivalents, end of period             $ 36,290    $ 68,546
                                                     --------    --------

                          NORTH AMERICAN PALLADIUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
   (expressed in thousands of Canadian dollars except per share and per ounce amounts)
                                   (unaudited)

1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2005. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2005.

2.      CONCENTRATE AWAITING SETTLEMENT

        The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by the third-party smelters between August 2005 and March 2006, which are in-process at the balance sheet date. At March 31, 2006, concentrate awaiting settlement included 72,624 ounces of palladium (December 31, 2005 - 65,905) of which 9,004 ounces is pre-production from the underground mine which is not recognized as revenue. Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect the changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from two domestic customers at March 31, 2006 and December 31, 2005 and the Company expects full realization will occur on all such receivables.

3.      CRUSHED AND BROKEN ORE STOCKPILES

        Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.      MINE RESTORATION DEPOSIT

        The Company has established a mine closure plan for the eventual clean-up and restoration of the mine site in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At March 31, 2006, the Company had $7,547 on deposit with the Ministry and has agreed to make monthly deposits of $100. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

5.      CREDIT FACILITY AND LONG-TERM DEBT

        The Company's credit facility and long-term debt, is comprised of a senior credit facility with an equipment finance company and a credit facility with Kaiser-Francis Oil Company ("KFOC"), the Company's controlling shareholder. The interest rate under both loan facilities is LIBOR plus 250 basis points, or 7.31% at March 31, 2006. As at March 31, 2006, the outstanding long-term debt, including current and long-term portions was $38,428 ($37,731 at December 31, 2005). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. The Kaiser-Francis credit facility outstanding as at March 31, 2006 was US$13,500 (US$11,500 as at December 31, 2005) and matures on June 30, 2006 (also refer to Note 6).

6.      CONVERTIBLE NOTES

        On March 29, 2006, the Company issued US$35,000 aggregate principal amount of Series 1 convertible notes (the "Notes") due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the "Offering") consists of up to US$ 58,500 principal amount of Notes. The Offering is to KFOC and an institutional investor (the "Purchasers"). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "SPA") among the Corporation and the Purchasers. Under the terms of the SPA, the Corporation issued on March 29, 2006 US$35,000 principal amount of Notes (the "First Tranche"), 50% to each of the Purchasers.

        The First Tranche of Notes is convertible into 2,873,563 common shares of the Corporation (the "Common Shares") at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 Common Shares were issued with the Notes, each Warrant being exercisable to purchase one Common Share at an exercise price of US$13.48 until March 29, 2010.

        The Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. Each Note is repayable in nine equal installments commencing on the first interest payment date that is at least twelve months after the date of issuance of such Note (June 1, 2007 for the First Tranche). The interest payments and/or repayment amounts may be paid to each Purchaser, at such Purchaser's option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

        The Corporation, at its option, has the right to sell to KFOC up to US$13,500 principal amount of Notes (the "Second Tranche") on or before June 30, 2006, the proceeds of which will be used to repay the loan under the existing KFOC standby loan facility (refer to note 5). KFOC has granted the other purchaser an option to acquire up to 50% on the Second Tranche.

        The Purchasers will have the option to acquire an additional US$10,000 principal amount of Notes (the Third Tranche") on or before December 31, 2006, with each Purchaser entitled to acquire one-half. If either Purchaser does not acquire its entire allotment of the additional US$10,000 in Notes, the other Purchaser may purchase the balance.

        Commencing 15 months after the date of issuance of each tranche of Notes (June 29, 2007 for First Tranche), if the weighted average trading price of the Common Shares for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the Notes at the Conversion Price.

        The Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Notes are unsecured but will contain customary anti-dilution protection as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price per Common Share less than the Conversion Price. The Warrants will contain similar anti-dilution protection.

        Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the Notes and are accounted for as an equity instrument. The proceeds received were allocated to the debt and equity components of the Notes and to the initial warrants on a relative fair value basis as follows: US$19,270 to the debt, US$10,246 to the equity component and US$5,484 to the warrants. The Company will be required to accrete the carrying value of the Notes such that at each installment payment date, the carrying value of the Notes will be equal to their face value.

        The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Notes carry an effective interest of 46.7%. The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the Notes.

        The estimated issue costs of C$2,137 have been allocated pro-rata to the debt and equity components of the Notes and to the initial warrants on a relative fair value basis. The financing costs related to the debt component will be amortized on an effective yield basis over the 30 month term of the convertible notes.


7.      COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

        The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

(a)     Common shares and common share purchase warrants:

                                                          MARCH 31, 2006
                                                        SHARES       AMOUNT
                                                      -----------------------
         Common shares issued, beginning of period    52,197,217   $  325,592
         Common shares issued:
           Pursuant to stock options exercised            47,054          475
           Fair value of stock options exercised            --             26
           To group registered retirement savings
         plan participants                                19,032          193
           Tax effect of flow-through shares                --         (1,067)
                                                      -----------------------
         Common shares issued, end of period          52,263,303      325,219
                                                      -----------------------

         Common share purchase warrants
         Balance, beginning of period                       --           --
           Issued pursuant to terms of Series 1
              convertible notes, net of issue costs    1,436,782        6,095
                                                      -----------------------
         Balance, end of period                        1,436,782        6,095
                                                      -----------------------
                                                                   $  331,314
                                                                   ----------

        At March 31, 2006, the Company had 498,084 stock options outstanding at a weighted-average exercise price of $9.11, expiring at various dates from June 6, 2006 to December 14, 2013. No stock options were granted in the first quarter of 2006 or the first quarter of 2005. The Company recognized a stock based compensation expense of $176 for the three months ended March 31, 2006 (March 31, 2005 - $178).

        The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

(b)     Common Share Purchase Warrants

        Pursuant to the terms of the securities purchase agreement governing the issue of the convertible notes, warrants to purchase 1,436,782 common shares were issued and are outstanding, with each warrant being exercisable to purchase one Common Share at an exercise price of US$13.48 until March 29, 2010 (refer to note 6).

(c)     Restricted Share Unit Plan

        Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means an equivalent in value to the fair market value of a common share of the Company on the date of the award. As at March 31, 2006, 25,000 restricted share units have been granted and are outstanding. The fair value of the restricted share units as at March 31, 2006 is $13.68 per unit and $57 has been charged to compensation expense for the three months ended March 31, 2006.

8.      CHANGES IN NON-CASH WORKING CAPITAL

                                                         THREE MONTHS
                                                            ENDED
                                                          MARCH 31
                                                     2006        2005
                                                   --------    --------
      Cash provided by (used in):
        Concentrate awaiting settlement            $(12,039)   $ 17,346
        Inventories and stockpiles                      763        (722)
        Other assets                                    267         376
        Accounts payable and accrued liabilities        956      (2,011)
        Taxes payable                                   (29)       (116)
                                                   --------    --------
                                                   $(10,082)   $ 14,873
                                                   --------    --------


(b) During the three months ended March 31, 2006, mining interests were acquired at an aggregate cost of $7,435 (March 31, 2005 - $7,507) of which $nil (March 31, 2005 - $1,438) were acquired by means of capital lease.


9.      REVENUE FROM METAL SALES

                                                          THREE MONTHS
                                                             ENDED
                                                            MARCH 31
                                                       2006          2005
                                                     -------       -------
      Palladium                                      $12,346       $11,870
      Adjustments for mark-to-market                   4,429           326
      Nickel                                           4,689         4,886
      Platinum                                         5,169         4,826
      Gold                                             1,991         1,818
      Copper                                           2,654         1,986
      Other metals                                       214           494
                                                     -------       -------
                                                     $31,492       $26,206
                                                     -------       -------


10.     COMMITMENTS

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.


11.     COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.